Exhibit 99.4

JPMorgan Chase Bank, N.A., Depositary

PO Box 64873 Saint Paul MN 55164-0873

Weibo Corporation

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

REPRESENTING CLASS A ORDINARY SHARES OF

Weibo Corporation

Annual General Meeting

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

ANNUAL GENERAL MEETING	FOR	AGAINST	ABSTAIN
Res. 1.	THAT Mr. Charles Guowei Chao shall be re-elected as a
director of the Company at this annual general meeting and
retain office until his retirement pursuant to the Company’s
memorandum and articles of association.	☐	☐	☐

Res. 2.	THAT Mr. Pochin Christopher Lu shall be re-elected as a
director of the Company at this annual general meeting and
retain office until his retirement pursuant to the Company’s
memorandum and articles of association.	☐	☐	☐

Res. 3.	THAT Mr. Gaofei Wang shall be re-elected as a director of
the Company at this annual general meeting and retain
office until his retirement pursuant to the Company’s
memorandum and articles of association.	☐	☐	☐
Address change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.			☐

	Sign below		Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Annual General Meeting

1.	As an ordinary resolution:

THAT Mr. Charles Guowei Chao shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

2.	As an ordinary resolution:

THAT Mr. Pochin Christopher Lu shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

3.	As an ordinary resolution:

THAT Mr. Gaofei Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

Weibo Corporation JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of Weibo Corporation, a Cayman Islands company, (the “Company”) will be held at 2:00 p.m. (Beijing time) on Monday, June 6, 2022, at 7/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares of the Company (the “Shares”) represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12 noon (Eastern Time), May 26, 2022. Only the registered holders of record as of the close of business on May 6, 2022, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Shares of the Company, of record on May 6, 2022, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Shares of the Company represented by ADSs, in accordance with the instructions given on this card.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12 noon (Eastern Time), on May 26, 2022.

To view the proxy materials, please visit http://ir.weibo.com/

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.